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                                                                    EXHIBIT 12

                                   IES UTILITIES INC.
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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                                                                                       Twelve Months
                                          Year Ended  December 31,                         Ended
                               1992      1993      1994       1995       1996        September 30, 1997
                             (in thousands, except ratio of earnings to fixed charges)

Net income                    $  45,291  $  67,970  $  61,210  $  59,278  $  63,729   $          69,736

Federal and state
  income taxes                   20,723     37,963     37,966     41,095     43,092              46,843

      Net income before
         income taxes            66,014    105,933     99,176    100,373    106,821             116,579

Interest on long-term debt       35,689     34,926     37,942     36,375     37,048              40,847

Other interest                    3,939      5,243      3,630      8,085      6,666               7,966

Estimated interest
  component of rents              4,567      3,729      3,970      4,637      4,091               4,338

Fixed charges as defined         44,195     43,898     45,542     49,097     47,805              53,151

Earnings as defined           $ 110,209  $ 149,831  $ 144,718  $ 149,470  $ 154,626   $         169,730

Ratio of earnings to fixed
  charges (unaudited)              2.49       3.41       3.18       3.04       3.23                3.19


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.

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